Exhibit 12.1

Emulex Corporation
Ratio of Earnings/Deficit to Fixed Charges

	Six Months	Fiscal Years
	Ended
	Dec. 28, 2003	2003	2002	2001	2000	1999

EARNINGS:
Pretax income from continuing operations	49,091	105,951	(96,527)	$8,584	$43,830	$5,512
Fixed charges	1,973	5,946	3,722	173	138	169

Total earnings	$51,064	$111,897	$(92,805)	$8,757	$43,968	$5,681

FIXED CHARGES:
Interest expensed	1,760	5,510	3,396	$1	$32	$72
Interest within rental expense(1)	213	436	326	172	106	97

Total fixed charges	$1,973	$5,946	$3,722	$173	$138	$169

RATIO OF EARNINGS TO FIXED CHARGES	26	19	N/A	51	319	34

DEFICIT OF EARNINGS TO FIXED CHARGES	N/A	N/A	(96,527)	N/A	N/A	N/A

(1)	The interest rate used on this calculation was 11.5%.